U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Exxon Mobil Corporation.

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Police Pension Fund

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Letter to Exxon Mobil shareholders

The City of New York
Office of the Comptroller
Mark D. Levine

May 4, 2026

Dear Fellow Exxon Mobil Shareholder,

I urge you to vote against Item 4 and for Item 6, at Exxon Mobil Corporation’s (“Exxon”) 2026 Annual Meeting of Shareholders on May 27, 2026.

First incorporated as Standard Oil in 1882, Exxon has been a New Jersey corporation for 144 years. I believe Exxon’s proposed move to Texas, as well as the current implementation of its retail voting program, are not in the long-term interests of shareholders and will only serve to entrench company leadership and ultimately disenfranchise shareholders.

Despite addressing different topics, Items 4 and 6 are linked. Your vote will have lasting implications for shareholder rights and can help ensure that Exxon’s Board of Directors (the “Board”) remains accountable to you. Item 4 sets the stage for the potential erosion of shareholder rights under Texas state law. Item 6 concerns whether retail investors should have the ability to express their actual views when participating in Exxon’s retail voting program, or whether, in exchange for the ease of voting that the program provides, participating retail investors must continue to “robo-vote” their shares in lockstep with Board recommendations.

•	Item 4: Asks shareholders to approve the redomiciliation from New Jersey to Texas, a jurisdiction with less robust shareholder rights. Vote Against.

•	Item 6: Requests that the Board improve Exxon’s new retail voting program by offering additional voting options, so that retail investors that want to participate in the program can vote according to their own views, or follow a trusted independent adviser aligned with their investment objectives, instead of defaulting to “robo-voting” with Board recommendations. Vote For.

As Comptroller of the City of New York, I serve as investment adviser to, and custodian and a trustee of, the five New York City Pension Funds, which collectively have approximately $320 billion in assets under management. My Office submitted Item 6 on behalf of one of the New York City Pension Funds – the New York City Police Pension Fund – which is a substantial long-term Exxon shareholder.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov

Your vote on Item 6 matters beyond this annual meeting. Leading law firms have already described Exxon’s retail voting program as a potential model for the market. McGuireWoods observed that “Exxon’s approach may serve as a compelling model for other public companies with significant retail ownership.”1 Similarly, Sullivan & Cromwell has advised issuers interested in a similar program to “promptly undertake the process.”2

Southern Methodist University Law Professor Christina Sautter explicitly links Exxon’s retail voting program to its proposed redomiciliation. In her recent Bloomberg Law analysis, Exxon Texas Move Should Prompt Shareholders to Read Fine Print, she concludes that “shareholder proposals are the canary in the corporate governance mine shaft,” and that by using the retail voting program to make it more likely that the proposed move receives shareholder approval, Exxon is trying to silence shareholder proposals and consolidate power “before anyone notices the air has changed.” She warns that “Texas incorporation adds structural reinforcement” to the Board’s one-sided retail voting program, making it even harder for shareholders to hold the Board accountable.3

Item 4: Texas Redomiciliation – New Frontier in the Erosion of Shareholder Rights

While the Board seeks to assure shareholders that it has, for now, elected not to incorporate certain shareholder-disenfranchising provisions allowed under Texas law, it has done nothing concrete to guarantee it will not do so in the future.4

This stands in stark contrast to other companies redomiciling in Texas, which have addressed investor concerns regarding these problematic governance provisions through concrete action, such as the inclusion of express opt-out provisions in their new charters. Transportation company ArcBest, for example, explained in its 2026 proxy statement that it included language in its new Texas charter affirmatively opting the company out of restrictive gatekeeping mechanisms such as ownership thresholds for shareholder proposals and the commencement of derivative litigation, describing them as “inconsistent with shareholder value and preferences.”5 Exxon makes no such commitment in its 2026 proxy statement.

_____________________________

1 McGuireWoods, The ExxonMobil Retail Voting Program: What Public Companies Should Know, McGuire Woods (Nov. 20, 2025), https://www.mcguirewoods.com/client-resources/alerts/2025/11/the-exxonmobil-retail-voting-program-what-public-companies-should-know/.

2 Sullivan & Cromwell, SEC Grants No-Action Relief for Auto-Voting Program for Retail Shareholders, Sullivan & Cromwell (Sept. 16, 2025), https://www.sullcrom.com/insights/memo/2025/September/SEC-Grants-No-Action-Relief-Retail-Auto-Voting-Program.

3 Christina Sautter, Exxon Texas Move Should Prompt Shareholders to Read Fine Print, Bloomberg Law (Mar. 20, 2026), https://news.bloomberglaw.com/legal-exchange-insights-and-commentary/exxon-texas-move-should-prompt-shareholders-to-read-fine-print.

4 ExxonMobil Corporation, Notice of 2026 Annual Meeting and Proxy Statement, April 8, 2026, at 77 https://investor.exxonmobil.com/sec-filings/all-sec-filings/content/0001193125-26-147614/0001193125-26-147614.pdf.

5 ArcBest Corporation, 2026 Proxy Statement and Notice of Annual Meeting, April 24, 2026, at 84 ARCBEST CORP /DE/ (Form: DEF 14A, Received: 03/13/2026 07:46:32).

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov

Without such steps, the Board’s assurances mean surprisingly little. Under Texas law, through a simple amendment to its bylaws, the Board could unilaterally opt to impose a 3% ownership prerequisite to file shareholder derivative actions, or own $1 million in stock to submit a shareholder proposal.6 Needless to say, such provisions would go well beyond addressing the potential for frivolous litigation or shareholder proposals. As Professor Sautter astutely observes, a 3% stake at a company of ExxonMobil's size would be worth a staggering $19 billion, and even a $1 million threshold for shareholder proposals would amount to “a price of admission that shuts out ordinary retail investors and many smaller outside shareholders.”7

The Texas business and legislative community have actively promoted reincorporation to their state, and some have moved aggressively to stifle dissent within the investor ecosystem. After two proxy advisory firms issued “negative commentary” on another company’s Texas redomiciliation proposal, the Texas Stock Exchange and the Texas Association of Business used the incident to lobby for Texas Senate Bill 2337—which heavily regulates the ability of advisory firms to make independent recommendations.8

As Minerva Analytics warned: “[t]he implication for ExxonMobil’s redomicile vote is clear: any proxy adviser that recommends against the board’s position risks a demand from the Texas Attorney General for its research and internal communications.”9

While the Board asserts that Texas law is “largely comparable” and “in some areas stronger” than New Jersey law, this perspective stands in sharp contrast to those of prominent Texas legal scholars:

•	Professor Sautter describes Texas’ recent legislative shifts, as well as ExxonMobil’s attempts to reincorporate there, as “corporate disenfranchisement by design.”[10]
•	Robert Ahdieh, the Dean of Texas A&M University School of Law, warns that the new 3% ownership threshold for derivative suits creates “a far higher barrier than the norm.”[11]

_____________________________

6 See Tex. Bus. Orgs. Code § 21.373 (enabling Texas corporations to adopt $1M threshold for shareholder proposals through an amendment to their governing documents); Tex. Bus. Orgs. Code § 22.102 (allowing board of directors to amend corporation bylaws unless otherwise prohibited by the corporation’s certificate of incorporation or bylaws); Exxon Mobil Corporation, By-Laws, art. IX (2022) https://corporate.exxonmobil.com/corporate-governance/certificate-of-incorporation-and-by-laws#ExxonMobilCorporationByLaws (“The board of directors shall have the power to make, alter and repeal the by-laws of the corporation . . .”)

7 Sautter, supra note 3.

8 Sarah Wilson, (2026, Apr. 13). ExxonMobil’s Retail Voting Programme, Texas Redomicile and the Architecture of Shareholder Disempowerment, Minerva Analytics, (Apr. 13, 2026), https://www.minerva.info/post/exxonmobils-retail-voting-programme-texas-redomicile-and-the-architecture-of-shareholder-disempowerment.

9 Id.

10 Sautter, supra note 3; see also Christina Sautter, Texas Corporate Reforms Silence Retail Shareholders—By Design, Bloomberg Law, (Jan 6, 2026), https://news.bloomberglaw.com/legal-exchange-insights-and-commentary/texas-corporate-reforms-silence-retail-shareholders-by-design; Sergio Alberto Gramitto Ricci & Christina Sautter, Corporate Disenfranchisement, 17 U.C. Irvine L. Rev., (forthcoming 2026), https://papers.ssrn.com/sol3/papers.cfm?abstract_id=6280419.

11 Mingson Lau, (2025, June 25). States Challenge Delaware’s Grip on Corporate Law, Maryland Daily Record, (June 25, 2025), https://thedailyrecord.com/2025/06/25/delaware-corporate-law-competition/.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov

Item 6: Restoring Investor Choice over Robo-voting

Item 6 asks the Board to adopt policies ensuring that retail investors have meaningful voting options beyond default, automatic support for Board recommendations. While increasing retail participation and simplifying voting mechanics are worthy goals that I support, offering those benefits only to retail investors who are willing to vote in lockstep with the Board’s recommendations is inconsistent with the principle of affording all retail investors the same treatment, regardless of their voting preferences. I believe that Exxon’s retail program should enable all retail investors to vote their actual views with ease, not just the Board’s.

Some retail investors may want what the Board wants, but others may instead have different preferences or share the views of independent experts aligned with their investment objectives. How retail investors participating in the program ultimately choose to vote their shares should be their determination to make.

It is noteworthy that Exxon is only offering ease of voting to retail investors who are willing to vote in lockstep with the Board’s recommendations. It is inconsistent with affording all retail investors the same treatment, regardless of their voting preferences.

A modern, streamlined, and voluntary retail voting program should offer retail investors a real choice, not just unconditional support for the Board in perpetuity. I agree with Professor Sautter that retail investors are sophisticated, and that the: “securities laws Congress enacted nearly a century ago rest on a foundational premise: that investors, given accurate and adequate disclosure, can make their own decisions. The SEC instead approved a program that asks retail investors to hand their proxies to management blindly and in perpetuity, sight unseen.”12

Robo-votes for Board Recommendations in Perpetuity

By making Board recommendations the automatic default for retail investors who want to participate in the retail voting program, the program appears to equate the goal of increasing voter participation with unconditional Board support.

The program’s automatic renewal compounds the problem. Investors who opt in do not simply make a one-time choice; they are enrolled indefinitely. Without the need for affirmative recommitment by the voter, the result is that many retail investors in the program will cast pro-Board votes in perpetuity. Thus, what is framed as a convenience for retail shareholders can become a ‘blank check’ for the Board’s recommendations, which is silently, automatically and perpetually renewed. As Sautter states: “Enrollment in the program is indefinite. Those enrolling now will be automatically voted with the board at every future meeting, on or about the day the proxy is filed, and before any shareholder has seen the agenda, unless they remember to opt out. Then, the shareholder must remember to review the agenda and cast an overriding proxy if they disagree with the board's recommendations.”13

_____________________________

12 Christina Sautter, Exxon’s Retail Voting Program is a Trap for Retail Investors, Law 360, (Apr. 28, 2026) https://www.law360.com/articles/2468733/exxon-s-retail-voting-program-is-a-trap-for-retail-investors

13 Id.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov

Exxon’s Breach of Fiduciary Duty Claim is Unsupported

Exxon claims the proposal in Item 6 is “illegal” because “includ[ing] language or options in its solicitations that are against the Board’s own recommendations” would be “inconsistent with state law and the Board’s fiduciary duties.”14 Exxon does little to explain this statement, and its argument appears to be little more than this: by introducing additional voting options into the retail voting program, Exxon’s Board would somehow be recommending, promoting, or otherwise advocating for “material directly contrary to its view of what is in the best interests of the corporation.”15 In effect, Exxon appears to believe that simply giving retail investors voting options forces the Board to simultaneously support and oppose its own recommendations. Exxon concludes that this would constitute a breach of fiduciary duty because it would require the Board to promote “positions that it has determined are not in the corporation’s best interests.”16

This argument is flawed because it conflates solicitations (and the voting options that may be contained within a solicitation) with the Board’s recommendations. Exxon seems to assume that the inclusion of a voting option within a solicitation that goes against the Board’s recommendation is tantamount to the Board recommending the same.

This is a misreading of the law: shareholders have a choice in how to vote their shares when executing a form of proxy. Providing shareholders options in how they vote their shares—something which is routinely done in public company annual proxy solicitations—is separate and distinct from the Board’s recommendations within a proxy solicitation concerning how it believes shareholders should exercise their vote.

For example, a “solicitation” includes any request for a proxy, as well as the furnishing of a form of proxy to security holders calculated to result in the procurement, withholding or revocation of a proxy.17 Further, the form of proxy distributed by a company must provide the shareholder with choices as to how the proxy is voted, such as approval, disapproval, or abstention on the matters that are up for a vote.18

_____________________________

14 ExxonMobil Corporation, supra note 4.

15 Id.

16 Id.

17 17 CFR § 240.14a-1(l).

18 17 CFR § 240.14a-4(b)(1) (“Means shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon”).

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov

In fact, far from being a breach of fiduciary duty to give investors voting options, University of Colorado law professor Ann Lipton notes that “it might be a violation of fiduciary duty to impede shareholders’ ability to vote against management.”19

Each year, Exxon’s investors receive Exxon’s proxy solicitation materials, which include both the Board’s recommendations and a form of proxy that allows investors to vote their own preferences. No one believes the inclusion of both is a breach of fiduciary duty.
So why can’t the retail voting program operate in the same way? Why can’t the Board both make its own recommendations and give retail investors real options as to how they vote their shares when they join a retail voting program? This is especially relevant if Exxon’s goal really is to increase retail shareholder voting participation.

Exxon Decided Not to Present Its Own Argument to the SEC

Another point undercutting Exxon’s own argument is what it did not do. If Exxon truly believed that implementation of this proposal would cause it to violate state fiduciary duty law, it had a remedy: it could have sought to exclude the proposal from its proxy materials under Rule 14a-8(i)(2), which allows a company to exclude a proposal that, if implemented, would cause the company to violate state law.

There is a catch, however, and one that may have given Exxon reason to not go down this path. Any request to the SEC to exclude a proposal based on Rule 14a-8(i)(2) must include a “supporting opinion of counsel when such reasons are based on matters of state or foreign law.”20 Such an opinion would have needed to go beyond the conclusory assertions made in Exxon’s proxy statement.

That Exxon decided to not make public an opinion of counsel – which it would have had to do to obtain a letter from the SEC not objecting to the exclusion of the proposal – speaks volumes, especially in light of the SEC’s November 17, 2025 statement that made clear a company could easily obtain a “no objection” letter (this year’s version of no-action relief) as long as it provided “an unqualified representation” that it had “a reasonable basis to exclude the proposal based on the provisions of Rule 14a-8, prior published guidance, and/or judicial decisions.”21 The SEC’s relaxation of the traditional no-action process is what many companies have seized upon in recent months to obtain automatic, nearly instant approval from the SEC for the exclusion of shareholder proposals.

_____________________________

19 Ann Lipton, A. (2026, Apr. 10). Exxon says it’s illegal to allow its shareholders to vote against management, Business Law Prof Blog, (Apr. 10, 2026), https://www.businesslawprofessors.com/2026/04/exxon-says-its-illegal-to-allow-its-shareholders-to-vote-against-management/.

20 Rule 14a-8(j).

21 SEC Division of Corporation Finance, Statement regarding the Division of Corporation Finance‘s Role in the Exchange Act Rule 14a-8 Process for the Current Proxy Season, sec.gov, (Nov. 17, 2025), https://www.sec.gov/newsroom/speeches-statements/statement-regarding-division-corporation-finances-role-exchange-act-rule-14a-8-process-current-proxy-season.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov

Perhaps anticipating that shareholders would question why it did not pursue this remedy if the proposal violated state fiduciary duty law, Exxon suggests it did not do so because “there is no SEC no-action precedent addressing retail voting programs.” However, this explanation rings hollow given that the SEC statement clearly stated that prior precedent was not required for a company to have “reasonable basis” for exclusion.22

Accordingly, if Exxon truly believed it had a compelling argument that this proposal violates state fiduciary duty law, all it had to do was put that argument in a request to the SEC, provide an unqualified representation that it had a “reasonable basis” to exclude the proposal under Rule 14a-8(i)(2), and the SEC would have not objected to its exclusion from its proxy materials. That Exxon did not do so should cast serious doubts on the merits of its argument.

The Retail Voting Program, as Implemented, is Already Facing Legal Challenges

The current implementation of the retail voting program raises further concern given a pending shareholder lawsuit alleging the Board has breached its fiduciary duties with the adoption of the program, and that it constitutes an “unlawful entrenchment device.”23 Also alleged in the lawsuit is that the retail voting program is “designed and intended to quash shareholder dissent and to perpetuate the [Board’s] control over the Company. For years, Exxon has gone to great lengths to oppose shareholder initiatives that advocate change to corporate policies and practices…” and the retail voting program “gives management a blank check.”

In the complaint, the plaintiff describes what it considers the fait accompli nature of the SEC relief: “although the [retail voting program] represented an extraordinary departure from standard voting procedure, and had never been instituted or even publicly considered by any publicly traded corporation, in an extraordinary display of alacrity, the [SEC] Staff granted Exxon’s request for no-action relief the very same day.”24 One is left to wonder, what prevented Exxon from being granted the same relief while including more voting options for their retail investors? And more importantly, why did Exxon not seek to create a retail voting program designed for all of its retail investors, as opposed to just those willing to vote in lockstep with the Board?

This is precisely why your vote on Item 6 matters beyond this annual meeting. It may inform whether this model is more widely used without meaningful investor choices and continued Board accountability.

_____________________________

22 Id. at FN 3 (“Prior staff responses to Rule 14a-8 no-action requests are not binding and reflect only informal staff views. The absence of a prior staff response indicating that the staff agreed that there was some basis to exclude a particular type of proposal does not mean that companies cannot form a reasonable basis to exclude the proposal. Likewise, a prior staff response indicating that the staff was unable to concur with a company’s view that a proposal may be excluded does not mean that companies cannot form a reasonable basis to exclude the same or a similar proposal.”).

23 City of Hollywood Police Officers’ Retirement System v. Darren W. Woods, et al., Complaint ¶ 1, No. 3:25-cv-16633-ZNQ-TJB (D.N.J Oct. 14, 2025), https://business.cch.com/srd/CityofHollywoodPORSvWoods.pdf.

24 Id. at ¶ 34.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov

Deflection as Defense

Exxon devotes a significant portion of its opposition statement to ad hominem attacks on the New York City Comptroller’s Office, which submitted the proposal on behalf of the proponent, the New York City Police Pension Fund.

It is readily apparent that Item 6 is unrelated to Exxon’s fossil fuel activities and does not seek to constrain the Company’s business. This proposal would have been relevant at any company that sought to create a similar retail voting program that “robo-votes” the shares of program participants with the Board’s recommendations. By targeting the representative of a substantial, long-term shareholder, Exxon attempts to shift the focus away from the weakness in its program and its limits on investor choice.

No-cost Program – To Whom?

Finally, Exxon’s no action request to the SEC in connection with the retail voting program frequently references the terms “no cost” – in fact, the six-page letter employs these words no less than five times. But given the work that went into building this brand-new program, there is no mention in the proxy statement (or anywhere else) about how much the company paid to create it – so investors do not have any data on how to assess a program that is reportedly touted as “no cost.”

Summary and Recommendations

Exxon’s proposed retail voting program and planned redomiciliation both appear designed to insulate Exxon’s Board from accountability to shareholders. To preserve that accountability, I recommend shareholders:

VOTE AGAINST Item 4 regarding the redomiciliation in Texas to prevent the erosion of established shareholder protections.

VOTE FOR Item 6 to provide retail shareholders with multiple voting options and a necessary counterweight to robo-voting for Board recommendations.

Sincerely,

Mark D. Levine

Comptroller, City of New York

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

David N. Dinkins Municipal Building • 1 Centre Street, 5th Floor • New York, NY 10007

Phone: (212) 669-3500 • @NYCComptroller

www.comptroller.nyc.gov